SEC FILE NUMBER
                                                                         1-10093

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                                                    CUSIP NUMBER
                                                                     749709-10-1



                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING


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
(Check One):   /X/  Form 10-K   / /  Form 20-F   / /  Form 11-K  /  / Form 10-Q   /  /  Form N SAR

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                           For Period Ended: December 31, 1996 [ ] Transition
                           Report on Form 10-K [ ] Transition Report on Form 20-F [ ] Transition Report on Form 11-K [ ] Transition R port on Form 10-Q [ ] Transition Report on Form N-SAR For the Transition Period Ended:____________________

  Read Instruction (on back page) Before Preparing Form. Please Print or Type.

    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.







If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

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PART 1 - REGISTRANT INFORMATION

Full Name of Registrant
Former Name if Applicable

Toy Biz, Inc.
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Address of Principal Executive Office (Street and Number)

333 East 38th Street
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City, State and Zip Code

New York, New York 10016
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PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b - 25(b), the following should be completed. (Check box if appropriate)

                (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

        /X/     (b) The subject annual report, semi-annual report,
                    transition report on Form 10-K, Form 20-F, 11- K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

                (c) The accountant's statement or other exhibit required by Rule
                    12B-25(c) has been attached if applicable.

C/M:  11391.0000 474997.1 03/31/97 3:12PM

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PART III - NARRATIVE

State below in reasonable detail the reasons why Form 10-K and Form 10-RSB, 20F, 11-K, 10-Q and Form 10-QSB, N- SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)



The registrant was unable to file its Form 10-K on the prescribed due date without unreasonable effort and expense for the following reasons:

         (a) Marvel Entertainment Group, Inc. ("Marvel"), a stockholder of the registrant that owns voting common stock of the Company representing approximately 78.4% of stockholder voting power and is a party to a stockholders' agreement with the registrant, and other stockholders of the Registrant, with its subsidiaries other than other than Panini S.p.A., filed voluntary petitions for reorganization under Chapter 11 of the U.S. Bankruptcy Code in the United States Bankruptcy Court for the District of Delaware (the "Marvel Bankruptcy Proceeding").

         (b) Recent prior and potential future developments in the Marvel Bankruptcy Proceeding are expected to necessitate certain additional disclosure with regard to the registrant in Form 10-K. Significant time and attention of the registrant's management have been devoted to assessing the disclosure required to be made with regard to the foregoing in Form 10-K.

PART IV -- OTHER INFORMATION


      (1) Name and telephone number of person to contact in regard to this notification

           Joseph M. Ahearn                               (212) 682-4700
                  (Name)                      (Area Code)  (Telephone Number)


      (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                      /X/  Yes    / /  No



      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                   /X/ Yes     /  /    No

           If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

   See the press release issued by the registrant attached hereto as Exhibit 1.
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                                 Toy Biz, Inc.
                                 -------------
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date  March 27, 1997                          By:
                                                 ------------------------------
                                                  Joseph M. Ahearn
                                                  Chief Executive Officer




C/M:  11391.0000 474997.1 03/31/97 3:12PM